Exhibit 99.88
AGENCY AGREEMENT
October 13, 2006
Blue Pearl Mining Ltd.
6 Adelaide Street East
Suite 500
Toronto, Ontario
M5C 1H6

Attention:	Mr. Ian McDonald
Chairman & CEO
Dear Sirs:
GMP Securities L.P. (the “Co-Lead Agent”), UBS Securities Canada Inc., Canaccord Capital Corporation, Orion Securities Inc., Blackmont Capital Inc., Dundee Securities Corporation and Toll Cross Securities Inc. (collectively, with the Co-Lead Agent, the “Agents”) understand that Blue Pearl Mining Ltd. (“Blue Pearl”) intends to create, issue and sell, up to 36,400,000 subscription receipts of Blue Pearl (the “Subscription Receipts”) and, subject to exercise of the Over-allotment Option (as hereinafter defined), up to a further 5,460,000 Subscription Receipts, and to use the proceeds from such sale to finance a portion of the consideration payable in connection with the acquisition (the “Acquisition”) of Thompson Creek Metals Company by Blue Pearl’s wholly-owned subsidiary, Blue Pearl USA Ltd. (“Blue Pearl Subco”). The Subscription Receipts will be created pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) between Blue Pearl and Equity Transfer & Trust Company, as subscription receipt agent (the “Escrow Agent”) to be dated as of the Closing Date (as hereinafter defined). Each Subscription Receipt will entitle the holder thereof to receive upon satisfaction of the Escrow Release Conditions (as hereinafter defined) and closing of the Acquisition, and without payment of additional consideration, one common share in the capital of Blue Pearl (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). The Warrants will be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between Blue Pearl and Equity Transfer & Trust Company, in its capacity as warrant agent thereunder (the “Warrant Agent”). Each Warrant will entitle the holder thereof to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $9.00 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is five years after the Closing Date.
We understand that Blue Pearl has prepared and filed a Preliminary Prospectus (as hereinafter defined) with respect to the qualification for distribution to the public of the Subscription Receipts in each of the Qualifying Jurisdictions (as hereinafter defined) and will prepare a Prospectus (as hereinafter defined) and all other necessary documents in order to qualify the Subscription Receipts for distribution to the public in each of the Qualifying Jurisdictions (the “Offering”).
The gross proceeds from the Offering (the “Escrowed Funds”) will be deposited at the Closing Time (as hereinafter defined) or Option Closing Time (as hereinafter defined) in escrow with the

Escrow Agent, and invested in short term investment grade debt obligations pending satisfaction of the Escrow Release Conditions. Provided that the Escrow Release Conditions are satisfied prior to 5:00 p.m. (Toronto time) on November 30, 2006 (the “Deadline”), the Escrow Agent will release to Blue Pearl Subco that portion (the “Equity Portion”) of the Escrowed Funds which, together with the proceeds from the Debt Financing (as hereinafter defined), are required by Blue Pearl Subco to close the Acquisition. Immediately following completion of the Acquisition, each Subscription Receipt will be automatically exchanged for one Common Share and one-half of one Warrant, without payment of additional consideration and without any further action by holders of Subscription Receipts and, from the balance of the Escrowed Funds (including interest or other income earned on the Escrowed Funds), the Escrow Agent will pay to the Agents their fee and out-of-pocket disbursements and will release the remaining amount to Blue Pearl. If the Equity Portion is released to Blue Pearl Subco and the Acquisition is not completed within two business days (as hereinafter defined) following such release, Blue Pearl Subco will immediately return to the Escrow Agent the Equity Portion. If the Escrow Release Conditions are not satisfied prior to the Deadline, or if the Acquisition Agreement (as hereinafter defined) is terminated prior to such time (in either case the “Termination Time”), the Escrow Agent will return to holders of the Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the Offering Price (as hereinafter defined) and their pro rata portion of interest or other income earned thereon (less applicable withholding tax, if any).
Based upon the foregoing and subject to the terms and conditions set out below, the Agents hereby offer to act as Blue Pearl’s exclusive agents to solicit subscriptions for the Subscription Receipts on a “best efforts basis” at a price of $5.50 per Subscription Receipt (the “Offering Price”). By its acceptance hereof, Blue Pearl appoints the Agents as Blue Pearl’s exclusive agents with respect to the Offering, provided that the Agents shall be under no obligation to purchase any of the Subscription Receipts.
Blue Pearl grants to the Agents the right to purchase at the Agents’ election up to an additional 5,460,000 Subscription Receipts at the Offering Price for the purpose of satisfying over-allotments, if any, and market stabilization (the “Over-allotment Option”). The Over-allotment Option may be exercised in whole or in part from time to time only by written notice (an “Over-allotment Notice”) from the Co-Lead Agent to Blue Pearl, given at least three business days (as hereinafter defined) prior to an anticipated Option Closing Date (as hereinafter defined) and not later than 12:00 p.m. (Toronto time) on the 30th day after the Closing Date, setting forth the number of Subscription Receipts to be purchased and the date on which such Subscription Receipts are to be delivered which date will be no earlier than the Closing Date and not later than three business days after the date of the Over-allotment Notice (an “Option Closing Date”).
This offer is subject to the following terms and conditions:
Section 1 Interpretation
(1)	In this Agreement all references to Subscription Receipts will be interpreted at the operative time to mean Subscription Receipts if the Escrow Release Conditions have not yet been satisfied or to mean Common Shares and Warrants to be issued in place of Subscription Receipts if the Escrow Release Conditions have been satisfied and the

Acquisition completed before the distribution contemplated by the Offering Agreements and the Offering Documents has been completed.
(2)	In this Agreement, unless otherwise defined herein, the following words and terms have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended;

“Acquisition” has the meaning ascribed thereto above;

“Acquisition Agreement” means the Agreement and Plan of Merger among Blue Pearl, Blue Pearl Subco, Thompson Creek and F. Steven Mooney (as the shareholder representative) dated as of September 1, 2006 as amended on October 13, 2006;

“Agents Canadian Counsel” means Goodman and Carr LLP;

“Agreement” means this agency agreement and the schedules attached hereto;

“Blue Pearl Disclosure Letter” has the meaning ascribed to the term “Parent Disclosure Letter” in the Acquisition Agreement;

“Blue Pearl Financial Statements” means the comparative consolidated financial statements of Blue Pearl included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements;

“lue Pearl’s Auditors” means Wasserman Ramsay;

“Blue Pearl’s Canadian Counsel” means Cassels Brock & Blackwell LLP;

“Blue Pearl Subco” has the meaning ascribed thereto above;

“business day” means a day which is not a Saturday, a Sunday or a statutory, civic or banking holiday in the city of Toronto, Ontario;

“Canadian GAAP” means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity, applicable as at the date on which such principles are applied;

“Claim” has the meaning ascribed thereto in Section 14(1) hereof;

“Closing Date” means October 23, 2006 or such other date as Blue Pearl and the Agents may agree, but in any event not later than November 30, 2006;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as Blue Pearl and the Agents may agree;

“Commission” has the meaning ascribed thereto in Section 10(1) hereof;

“Common Shares” means the common shares in the capital of Blue Pearl;

“Company” means collectively, Blue Pearl, Thompson Creek and their respective Subsidiaries;
“Company Material Adverse Effect” has the meaning ascribed thereto in the Acquisition Agreement;
“Condition”, when used in the context of the condition of a corporation, means the condition of such corporation (financial or otherwise) and the business, affairs, earnings, operations, assets, liabilities (contingent or otherwise), capital, management, prospects or control of such corporation and its subsidiaries on a consolidated basis;
“Debt Financing” has the meaning ascribed thereto in the Prospectus;
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S and without limitation, but for greater clarity, means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Subscription Receipts, the Underlying Securities or the Warrant Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;
“distribution” and “distribution to the public” have the respective meanings ascribed thereto under the Securities Laws;
“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports or other documents filed by Blue Pearl, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Preliminary Prospectus or the Prospectus;
“Enforceability Qualifications” means the qualifications that enforcement may be limited by limitations contained in the Limitations Act, 2002 (Ontario) by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally, that equitable remedies may be granted in the discretion of a court of competent jurisdiction, that rights of indemnity, contribution and waiver of contribution may be limited under applicable law, and that the enforceability of provisions in an agreement which purport to sever from such agreement any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such agreement would be determined only in the discretion of a court;
“Equity Portion” has the meaning ascribed thereto above;
“Escrow Agent” has the meaning ascribed thereto above;
“Escrow Release Conditions” means: (a) all of the conditions precedent contained in the Acquisition Agreement have been fulfilled or waived to Blue Pearl’s satisfaction, or it is anticipated that they will be fulfilled or waived to the Corporation’s satisfaction on the next business day, any waivers under or amendments to the Acquisition Agreement shall not cause the Prospectus to contain a misrepresentation, and the parties to the Acquisition Agreement are prepared to close the transactions contemplated therein on the next business day; and (b) Blue Pearl and the Co-Lead Agent have provided the Escrow Agent with a joint notice in writing confirming that the Debt Financing has closed or is prepared to close on the next business day;
“Escrowed Funds” has the meaning ascribed thereto above;
“Final Receipt” means the decision document issued in accordance with the MRRS evidencing that a final receipt has been issued in respect of the Prospectus by each of the Securities Regulators;
“Financial Statements” means, collectively, the Pro Forma Financial Statements, the Thompson Creek Financial Statements, and the Blue Pearl Financial Statements;
“Foreign Issuer” means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means, any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;
“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) under the 1933 Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;
“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;
“Indemnified Party” has the meaning ascribed thereto in Section 14(1) of this Agreement;
“Institutional Accredited Investor” means an accredited investor as defined in Rule 501(a) of Regulation D meeting the criteria set forth in Rule 501(a)(l), (2), (3) or (7);

“Co-Lead Agent” has the meaning ascribed thereto above;
“MRRS” means National Policy 43-201 Mutual Reliance Review System for Prospectuses of the Canadian Securities Administrators;
“Material Adverse Effect” means, as the context may require, any material adverse effect on the Condition of Blue Pearl or on the Condition of Thompson Creek or the Offering;
“Material Subsidiary” means in respect of Blue Pearl, the Subsidiaries listed in Schedule A and in respect of Thompson Creek, the Subsidiaries listed in Schedule B;
“misrepresentation”, “material fact” and “material change” have the respective meanings ascribed thereto in the Securities Act (Ontario);
“Offering” has the meaning ascribed thereto above;
“Offering Agreements” means this Agreement, the Subscription Receipt Agreement and the Warrant Indenture;
“Offering Documents” means, collectively, the Preliminary Prospectus, the Prospectus and any Supplementary Material;
“Offering Price” has the meaning ascribed thereto above;
“Option Closing Date” has the meaning ascribed thereto above;
“Option Closing Time” means 8:00 a.m. (Toronto time) on any Option Closing Date or such other time on an Option Closing Date as Blue Pearl and the Agents may agree;
“Over-allotment Option” has the meaning ascribed thereto above;
“Person” has the meaning ascribed thereto in the Securities Act (Ontario);
“Preliminary Prospectus” means the preliminary short form prospectus of Blue Pearl dated September 11, 2006 filed in English and in French with the Securities Regulators, including all of the Documents Incorporated by Reference, in connection with the qualification for distribution of the Subscription Receipts under applicable Securities Laws in the Qualifying Jurisdictions;
“Preliminary U.S. Private Placement Memorandum” means the preliminary U.S. private placement memorandum, including the Preliminary Prospectus;
“Pro Forma Financial Statements” means the pro forma consolidated financial statements of Blue Pearl, together with the notes thereto and the compilation report thereon included in the Prospectus;
“Prospectus” means the (final) short form prospectus of Blue Pearl, in English and in French, including all of the Documents Incorporated by Reference, dated the date of this

Agreement, approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Subscription Receipts under applicable Securities Laws in the Qualifying Jurisdictions;
“Qualifying Jurisdictions” means all of the provinces of Canada;
“Regulation D” means Regulation D adopted by the SEC under the 1933 Act;
“Regulation S” means Regulation S adopted by the SEC under the 1933 Act;
“Release Certificate” has the meaning ascribed thereto in the Subscription Receipt Agreement;
“SEC” means the United States Securities and Exchange Commission;
“Securities Laws” means the securities laws, regulations, rules, policy statements and prescribed forms, collectively, of each of the Qualifying Jurisdictions;
“Securities Regulators” means the securities commission or regulatory authority in each of the Qualifying Jurisdictions;
“Selling Group” has the meaning ascribed thereto in Section 4(1);
“Subscription Receipts” has the meaning ascribed thereto above;
“Subscription Receipt Agreement” has the meaning ascribed thereto above;
“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);
“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;
“Supplementary Material” means, collectively, any amendment or supplement to the Preliminary Prospectus or the Prospectus or any other similar document required to be filed by Blue Pearl under the Securities Laws in connection with the Offering;
“Technical Reports” means the independent technical report prepared for Blue Pearl dated July 31, 2006 entitled “Technical Report on the Thompson Creek Mine, Located in Central Idaho, USA” compiled by Scott Wilson Roscoe Postle Associates Inc., the technical report prepared for Blue Pearl dated July 31, 2006 entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” compiled by Scott Wilson Roscoe Postle Associates Inc. and the independent technical report prepared for Blue Pearl dated December 17, 2004, amended January 12, 2005 and February 16, 2005 entitled “A Resource Evaluation of Yorke-Hardy Molybdenum-Tungsten Deposit” compiled by Giroux Consultants Ltd.;
“Termination Time” has the meaning ascribed thereto above;
“Thompson Creek” means Thompson Creek Metals Company, a corporation incorporated under the laws of the State of Colorado;

“Thompson Creek Auditors” means Ehrhardt, Keefe, Steiner and Hottman PC;

“Thompson Creek Financial Statements” means the consolidated financial statements of Thompson Creek, together with the notes thereto and the auditors’ report thereon included in the Prospectus;

“TSX” means the Toronto Stock Exchange;

“Underlying Securities” means the Common Shares and Warrants issuable upon exchange of the Subscription Receipts;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Counsel” means Shearman & Sterling LLP;

“U.S. GAAP” means accounting principles generally accepted in the United States applicable as at the date on which such principles are applied;

“U.S. Person” means a U.S. person as that term is defined in Regulation S;

“U.S. Private Placement Memorandum” means the final U.S. private placement memorandum, including the Prospectus and any Supplementary Material, as applicable;

“U.S. Purchaser” means each purchaser within the United States or who is a U.S. Person or is purchasing for the account or benefit of a person within the United States or a U.S. Person;

“U.S. Securities Laws” means the 1933 Act, including the rules and regulations thereunder, and any other laws of the United States or any State therein applicable in connection with the offer and sale of the Subscription Receipts;

“Warrant Agent” has the meaning ascribed thereto above;

“Warrants” has the meaning ascribed thereto above;

“Warrant Indenture” has the meaning ascribed thereto above; and

“Warrant Share” has the meaning ascribed thereto above.

(3)	Where any representation or warranty contained in this Agreement is expressly qualified by reference “to the best knowledge of” Blue Pearl or any officer of Blue Pearl it shall mean receipt of notice by, or actual knowledge of, the individuals set forth in Section 9.05 of the Blue Pearl Disclosure Letter of the facts and circumstances to which such phrase relates after having made due inquiries and investigations in connection with such facts and circumstances.

(4)	Notwithstanding anything contained herein and except as otherwise expressly provided, any representation and warranty made by Blue Pearl which refers to facts and circumstances relating in any manner to Thompson Creek or the Subsidiaries of Thompson Creek, whether separately or as part of the Company, shall be deemed to be qualified by “to the best knowledge of Blue Pearl.

(5)	Any reference in this Agreement to any Section, Appendix or Exhibit refers to a Section, Appendix or Exhibit of this Agreement unless specifically referring to another source.

(6)	Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

(7)	All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(8)	The following are Schedules attached to this Agreement, which Schedules (including the representations, warranties and covenants set out therein) are deemed to be part hereof and are hereby incorporated by reference herein:

Schedule A	—	Blue Pearl Subsidiaries
Schedule B	—	Thompson Creek Subsidiaries
Schedule C	—	U.S. Purchaser’s Letter
Schedule D	—	Agents’ Certificate
Schedule E	—	Outstanding Convertible Securities of Blue Pearl
Section 2 Attributes of the Subscription Receipts
The Subscription Receipts, the Underlying Securities and the Warrant Shares shall be duly and validly created, issued and/or allotted by Blue Pearl and, when issued by Blue Pearl, the Subscription Receipts, the Underlying Securities and the Warrant Shares shall have the attributes set out in the Prospectus, the Subscription Receipt Agreement and the Warrant Indenture, as applicable, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by Blue Pearl and the Agents.
Section 3 Filing of Prospectus
(1)	Blue Pearl has prepared and will file the Prospectus in each of the Qualifying Jurisdictions with the Securities Regulators under the Securities Laws, and will use its best efforts to obtain the Final Receipt from the Ontario Securities Commission, as principal regulator designated by Blue Pearl under the MRRS, evidencing that receipts for the Prospectus were obtained from each of the other Securities Regulators in the Qualifying Jurisdictions in order to qualify the Subscription Receipts for distribution in each of the Qualifying Jurisdictions, as soon as possible, and shall use its best efforts to obtain such Final Receipt in any event not later than 5:00 p.m. (Toronto time) on October 13, 2006 (or such other time and/or later date as Blue Pearl and the Agents may agree).

(2)	Until the day on which the distribution of the Subscription Receipts is completed, Blue Pearl will promptly take, or cause to be taken, all additional reasonable steps and proceedings that may from time to time be required under the Securities Laws to qualify the distribution of the Subscription Receipts in the Qualifying Jurisdictions.
Section 4 Compliance with Securities Laws
(1)	The Agents will offer the Subscription Receipts for sale to the public in the Qualifying Jurisdictions in compliance with applicable laws, including Securities Laws, upon the terms and conditions set forth in the Prospectus. Each Agent shall cause a similar undertaking to be contained in any agreement among the members of any banking, selling or other groups formed for the distribution of the Subscription Receipts (a “Selling Group”).

(2)	If the Agents offer to sell or sell any Subscription Receipts in jurisdictions other than the Qualifying Jurisdictions, such offers or sales will be effected in compliance with the applicable laws of such jurisdictions and will be effected in such manner so as not to require registration of the offer or sale of the Subscription Receipts, or the filing of a prospectus, registration statement or any other notice or document with respect to the distribution, offer or sale of the Subscription Receipts, under the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States (other than notices or similar documents applicable under United States state securities laws). The Agents will cause similar undertakings to be contained in any agreement among the members of any Selling Group formed for the purpose of selling the Subscription Receipts.

(3)	In connection with all offers and sales of the Subscription Receipts in the United States, the Agents will, and will require each member of any Selling Group to agree to, comply with the selling restrictions set forth in Section 18 hereof and Blue Pearl agrees for the benefit of the Agents and any Selling Group to comply with the covenants as set forth in Section 18.
Section 5 Deliveries Upon Filing of Prospectus
(1)	Blue Pearl will deliver or cause to be delivered to the Agents, contemporaneously with or prior to the filing of the Prospectus or any Supplementary Material, as the case may be:
(a)	a copy of the Prospectus, signed as required by Securities Laws;

(b)	a copy of any Supplementary Material required to be filed by Blue Pearl under Securities Laws;

(c)	an opinion of Blue Pearl’s Quebec counsel, addressed to Blue Pearl and the directors thereof, the Agents, the Agents’ Canadian Counsel and Blue Pearl’s Canadian Counsel, dated the date of the Prospectus or Supplementary Material, as the case may be, acceptable in form and substance to the Agents and the Agents’ Canadian Counsel, acting reasonably, that except for the Financial Statements, the information appearing in the Prospectus or Supplementary Material, as applicable, under the headings “Consolidated Capitalization”, “Selected Unaudited Pro Forma Consolidated Financial Information”, “Auditors’ Consent (Wasserman

Ramsay)”, “Auditors’ Consent (Ehrhardt Keefe Steiner & Hottman PC)”; Blue Pearl management’s discussion and analysis for the financial year ended December 31, 2005 and Blue Pearl management’s discussion and analysis for the six months ended June 30, 2006, the Prospectus and the Supplementary Material in French is in all material respects a complete and accurate translation of the document in English and is not susceptible to any materially different interpretation with respect to any material matter contained therein;

(d)	an opinion of PricewaterhouseCoopers LLP, Levy Pilotte, and Thompson Creek’s Auditors addressed to Blue Pearl and the directors thereof, the Agents, the Agents’ Canadian Counsel and Blue Pearl’s Canadian Counsel, dated the date of the Prospectus or Supplementary Material, as the case may be, and acceptable in form and substance to the Agents and the Agents’ Canadian Counsel, acting reasonably, that the Financial Statements or excerpts thereof contained in the Prospectus or Supplementary Material, Blue Pearl management’s discussion and analysis for the financial year ended December 31, 2005; and Blue Pearl management’s discussion and analysis for the six months ended June 30, 2006 in French are in all material respects a complete and proper translation of such documents in English; and

(e)	comfort letters dated the date of the Prospectus or Supplementary Material, as the case may be, of Blue Pearl’s Auditors and Thompson Creek’s Auditors addressed to the Agents and Blue Pearl and the directors thereof, in form and substance satisfactory to the Agents and the Agents’ Canadian Counsel, acting reasonably, with respect to the financial and accounting information contained in the Prospectus or Supplementary Material, as the case may be, which comfort letters are based on a review by Blue Pearl’s Auditors and Thompson Creek’s Auditors, as applicable, having a cut-off date of not more than two business days prior to the date of such comfort letters and are in addition to any comfort letter or letters filed with the Securities Regulators.
(2)	Blue Pearl will deliver or cause to be delivered to the Agents, without charge, as soon as possible and in any event not later than noon (Toronto time) on the second business day after the date on which Blue Pearl receives the Final Receipt, such number of commercial copies of the Prospectus or Supplementary Material, as the case may be, (including the French version thereof) and the U.S. Private Placement Memorandum as the Agents reasonably require.
Section 6 Notice of Material Change
During the period of distribution of the Subscription Receipts, which shall be the period from the date hereof to the date on which Blue Pearl receives the notice referred to in Section 19, Blue Pearl shall promptly notify the Agents in writing of:
(1)	any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the Condition of Blue Pearl and its Material Subsidiaries, on a consolidated basis;

(2)	any Company Material Adverse Effect;

(3)	any material fact that has arisen or has been discovered which would have been required to have been disclosed in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of such document; and

(4)	any change in a material fact in any of the Offering Documents or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:
(a)	to render any of the Offering Documents materially misleading or untrue;

(b)	would result in any of the Offering Documents not complying with any Securities Laws;

(c)	would reasonably be expected to have a significant effect on the market price or value of the Subscription Receipts, the Underlying Securities or the Warrant Shares or which would restrict or prevent the trading of the Subscription Receipts, the Underlying Securities or the Warrant Shares; or

(d)	would be material to a prospective purchaser of the Subscription Receipts.
In any such case, Blue Pearl will promptly and, in any event within applicable time limitations required by Securities Laws, comply with all legal requirements necessary to comply with the Securities Laws in order to allow for the distribution of the Subscription Receipts in the Qualifying Jurisdictions as contemplated herein. Blue Pearl will in good faith discuss with the Agents any change in circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 6.
Section 7 Representations and Warranties of Blue Pearl
Blue Pearl represents and warrants to each of the Agents and acknowledges that each of the Agents is relying upon such representations and warranties in connection with its execution, delivery and performance of this Agreement, and delivery of each and any of the Offering Documents by Blue Pearl to the Agents will constitute the representation and warranty of Blue Pearl to the Agents, that:
(1)	Schedule A lists each Material Subsidiary of Blue Pearl and accurately summarizes the percentage of direct or indirect ownership of each such Material Subsidiary by Blue Pearl;

(2)	Schedule B lists each Material Subsidiary of Thompson Creek and accurately summarizes the percentage of direct and indirect ownership of each such Material Subsidiary by Thompson Creek;

(3)	each of Blue Pearl, Thompson Creek and their respective Material Subsidiaries has been duly incorporated, amalgamated, formed or continued, as the case may be, and is validly existing under the laws of the jurisdiction where it was incorporated, amalgamated, formed or continued, and has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own its property and assets except where failure to be so qualified could not reasonably be expected to have a Material Adverse Effect and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and Blue Pearl has all requisite power and authority to enter into each of the Offering Agreements and to carry out its obligations hereunder and thereunder;
(4)	all of the issued shares of or other ownership interests in each Material Subsidiary owned directly or indirectly by Blue Pearl or Thompson Creek are free and clear of any mortgage, pledge, lien, security interest, charge, claim, encumbrance or demand whatsoever, except for those granted in the normal course of business and the breach of which or the enforcement thereof would not have a Material Adverse Effect, and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from Blue Pearl or Thompson Creek or any of their Subsidiaries of any interest in any of the securities in the capital of any of such Subsidiaries except pursuant to the Acquisition Agreement, the Exploration, Development and Mine Operating Agreement dated June 12, 1997 between Thompson Creek and Nissho Iwai Moly Resources Inc. (Canada) or as otherwise disclosed in the Prospectus;
(5)	neither Blue Pearl nor Thompson Creek has a material direct or indirect interest outside the ordinary course of business in any Person which is not a Subsidiary of Blue Pearl or Thompson Creek that is not reflected in the Financial Statements or the Prospectus;
(6)	Blue Pearl has all requisite corporate power and authority to issue and deliver the Subscription Receipts, the Underlying Securities and the Warrant Shares, and
(a)	at the Closing Time the issue of the Subscription Receipts by Blue Pearl to the Agents in accordance with this Agreement will have been authorized by all necessary corporate action of Blue Pearl and upon receipt of payment therefor in accordance with this Agreement and the Subscription Receipt Agreement, the Subscription Receipts will be validly issued and duly authorized and delivered by Blue Pearl and enforceable against Blue Pearl in accordance with their terms and the terms of the Subscription Receipt Agreement, except as may be qualified by the Enforceability Qualifications, and the holders of Subscription Receipts will be entitled to the benefits provided by the Subscription Receipt Agreement;
(b)	upon the exchange of the Subscription Receipts in accordance with their terms:
(i)	the Common Shares issued in exchange therefor will be duly authorized and delivered and validly issued and outstanding as fully paid and non-assessable Common Shares;

(ii)	the Warrants issued in exchange therefor will be duly authorized, executed and delivered by Blue Pearl and enforceable against Blue Pearl in accordance with their terms and the terms of the Warrant Indenture, except as may be qualified by the Enforceability Qualifications, and the holders of Warrants will be entitled to the benefits provided by the Warrant Indenture; and

(iii)	upon the exercise of the Warrants in accordance with their terms and upon receipt of payment therefor in accordance with the Warrant Indenture, the Warrant Shares will be duly authorized and delivered and validly issued and outstanding as fully paid and non-assessable Common Shares;
(7)	each of the execution and delivery of the Offering Agreements, and the Acquisition Agreement, the performance by the Company of its obligations hereunder or thereunder, and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Subscription Receipts, the issuance and delivery of the Underlying Securities upon exchange of the Subscription Receipts, the issuance and delivery of the Warrant Shares upon the exercise of the Warrants, respectively, and the Acquisition Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), which would reasonably be expected to have a Material Adverse Effect, (A) any statute, rule or regulation applicable to the Company including, without limitation, the Canadian Securities Laws and the rules and regulations of the TSX; (B) the constating documents or by-laws of the Company which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or a material portion of the property or assets thereof;

(8)	at the Closing Time, each of the Offering Agreements shall have been duly authorized and executed and delivered by Blue Pearl and upon such execution and delivery each shall constitute a valid and binding obligation of Blue Pearl and each shall be enforceable against Blue Pearl in accordance with its terms, except as may be limited by the Enforceability Qualifications;

(9)	except as provided herein and except for fees to be paid pursuant to the Acquisition Agreement and the fees to be paid pursuant to the Debt Financing, there is no person, firm or corporation which has been engaged by the Company or any affiliate of it to act for the Company and which is entitled to any brokerage or finder’s fee in connection with the Acquisition or the Offering or any of the transactions contemplated under the Acquisition Agreement, the Debt Financing or this Agreement;

(10)	the Company holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a

Material Adverse Effect. The Company has not received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the resource properties described in the Prospectus where such revocation or cancellation would have a Material Adverse Effect;

(11)	except as disclosed in the Prospectus, the Company is the absolute legal and beneficial owner of, and has good and marketable right, title and interest in and to its property and assets, free and clear of all mortgages, liens, charges, pledges, encumbrances, claims, security interests or demands of any kind whatsoever, and no other Mining Rights (as hereinafter defined) are necessary for the conduct of the business of the Company as currently conducted. Except as disclosed in the Prospectus, the Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Mining Rights and the Company does not have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof;
(12)	except as disclosed in the Prospectus, the Company holds either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, “Mining Rights”), in respect of the ore bodies and mineral inventories located in properties in which the Company has an interest as described in the Prospectus under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits or other recognized and enforceable instruments, sufficient to permit the Company to explore for, extract, exploit, remove, process and refine the minerals relating thereto except where the failure to hold such interests or rights would not have a Material Adverse Effect; the Company has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Company has an interest as described in the Prospectus granting the Company the right and ability to explore for, mine, extract remove and process the minerals derived from the ore bodies for development purposes as are appropriate in view of the rights and interest therein of the Company, with only such exceptions as do not interfere with the use made by the Company of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company except where the failure to be so would not have a Material Adverse Effect. The Mining Rights in respect of the Company’s, properties, as disclosed in the Prospectus constitute a description of all material Mining Rights held by the Company;
(13)	any and all of the agreements and other documents and instruments pursuant to which the Company holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the

Company is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Company derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus;

(14)	with respect to each premises of the Company which is material to the Company and which the Company occupies as tenant (the “Leased Premises”), the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing and in full force and effect;

(15)	Thompson Creek and Blue Pearl have made available to the respective authors thereof, prior to the issuance of the Technical Reports, for the purpose of preparing the Technical Reports, all information requested, and to the knowledge of Blue Pearl, no such information contains any material misrepresentation. Blue Pearl does not have any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided since the dates that such information was so provided;

(16)	to the knowledge of Blue Pearl, the Technical Reports accurately and completely set forth all material facts relating to the respective properties that are the subject matter of the Technical Reports. To the knowledge of the Company, since the date of preparation of the Technical Reports there has been no change to any such material facts that would disaffirm any aspect of the Technical Reports in any material respect;

(17)	as at the date hereof, Blue Pearl is a reporting issuer under the Securities Laws of the provinces of British Columbia, Alberta and Ontario, is not in default of any requirement of such Securities Laws and Blue Pearl is not included on a list of defaulting reporting issuers maintained by the Securities Regulators of such provinces;

(18)	Blue Pearl is in compliance in all material respects with its timely and continuous disclosure obligations under the Securities Laws of the provinces of British Columbia, Alberta and Ontario and the rules and regulations of the TSX and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of Blue Pearl and its Subsidiaries (taken as a whole) since June 30, 2006, which has not been publicly disclosed on a non-confidential basis and all the statements set forth in the Prospectus were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such statements and Blue Pearl has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(19)	the Common Shares are listed and posted for trading on the TSX, and the TSX has approved the listing of the Subscription Receipts, the Common Shares, the Warrants and the Warrant Shares, subject to satisfaction of the listing conditions;

(20)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of Blue Pearl has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the best knowledge of Blue Pearl, are pending, contemplated or threatened by any regulatory authority;

(21)	except for the Acquisition, Blue Pearl has not approved, has not entered into any binding agreement in respect of, or has any knowledge of:
(a)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or

(b)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company;
(22)	the Blue Pearl Financial Statements, have been prepared in accordance with Canadian GAAP and present fairly in all material respects, the financial condition and results of the operations and the changes in the financial position of Blue Pearl and its Subsidiaries for the periods indicated therein;

(23)	the Thompson Creek Financial Statements, including the notes and the related auditors’ reports thereto, have been prepared in accordance with U.S. GAAP and present fairly in all material respects, the financial condition and results of the operations and the changes in the financial position of Thompson Creek and its Material Subsidiaries, for the periods indicated therein;

(24)	Blue Pearl’s Auditors who audited the financial statements of Blue Pearl for the year ended December 31, 2005 and who provided their audit report thereon are independent public accountants as required under applicable Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102) between Blue Pearl and Blue Pearl’s Auditors or, to the knowledge of Blue Pearl, any former auditors of Blue Pearl;

(25)	the Pro Forma Financial Statements fairly present, in all material respects, the pro forma consolidated financial position and results of operations of the Company as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related compilation report and notes thereto, such Pro Forma Financial Statements have been compiled in accordance with rules and guidelines set forth under Securities Laws with respect to the preparation of pro forma financial statements, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein and the Pro Forma Financial Statements have been prepared in accordance with Canadian GAAP applied on a basis consistent with the Blue Pearl Financial Statements;

(26)	except as disclosed in the Financial Statements, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company have, to the best knowledge of Blue Pearl, been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect. To the best knowledge of Blue Pearl, all tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect. To the best knowledge of Blue Pearl, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect;

(27)	the authorized capital of Blue Pearl consists of an unlimited number of Common Shares and an unlimited number of first preferred shares, issuable in series of which, as at the close of business on October 12, 2006, 50,842,528 Common Shares and nil preferred shares were issued and outstanding; Blue Pearl is not a party to nor has it granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, other than pursuant to the Offering, and except for an aggregate of 8,861,674 Common Shares issuable pursuant to the exercise of outstanding options, rights, warrants and convertible, exercisable and exchangeable securities (as further described in detail in Schedule E);

(28)	except as otherwise stated in Section 21 of this Agreement, no person, firm, corporation or other entity has (i) any pre-emptive rights, rights of first refusal or other rights to purchase any securities of Blue Pearl or other equity interests in Blue Pearl; or (ii) any registration rights, prospectus qualification rights or other resale rights in respect of any securities of Blue Pearl;

(29)	there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company;

(30)	to the knowledge of Blue Pearl, none of the officers or employees of Blue Pearl or any of its Subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of Blue Pearl or securities of any person exchangeable for more than 10% of any class of securities of Blue Pearl, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with Blue Pearl or any of its Subsidiaries which, as the case may be, materially affects, is material to or will materially affect Blue Pearl on a consolidated basis;

(31)	except as disclosed in the Prospectus, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding (whether or not purportedly on behalf of the Company), pending or, to the best knowledge of Blue Pearl, threatened against or affecting the Company or its directors or officers, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best knowledge of Blue Pearl, there is no basis therefor and the Company is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect or would adversely affect the ability of the Company to perform its obligations under this Agreement, the Acquisition Agreement or the Debt Financing;

(32)	except as disclosed in the Prospectus, no legal or governmental proceedings or inquiries are pending to which the Company is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or licence necessary to conduct the business now owned or operated by the Company which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect and, to the best knowledge of Blue Pearl, no such legal or governmental proceedings or inquiries have been threatened;

(33)	no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of this Agreement, the Acquisition Agreement or the Debt Financing except (A) as disclosed in the Prospectus, (B) in compliance with the Canadian Securities Laws with regard to the distribution of the Subscription Receipts, if any, in the Qualifying Jurisdictions, (C) those filings and registrations required to perfect security interests in, and register mortgages over, the assets of the Company in favour of the lenders in the Debt Financing, and (D) those which have been obtained and provided to the Agents or their counsel;

(34)	except as disclosed in the Prospectus, the Company has not made any loans to or guaranteed the obligations of any Person;

(35)	the assets of the Company and its business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company has not failed to promptly give any notice of any material claim thereunder;

(36)	Equity Transfer & Trust Company, at its principal offices in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares;

(37)	Equity Transfer & Trust Company, at its principal offices in the City of Toronto, has been duly appointed as the Warrant Agent in respect of the Warrants and the Subscription Receipt Agent in respect of the Subscription Receipts;

(38)	except as disclosed in the Prospectus, the Company has not been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect;

(39)	without limiting the generality of paragraph 38 immediately above and except as disclosed in the Prospectus, Blue Pearl does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Company or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws; Blue Pearl is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and to the best knowledge of Blue Pearl, neither the Company nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect;

(40)	except as disclosed in the Prospectus, there are no orders, rulings or directives issued, pending or, to the best knowledge of Blue Pearl, threatened against the Company under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company (including the Leased Premises) which would have a Material Adverse Effect;

(41)	except as disclosed in the Prospectus, the Company is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non- compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect;

(42)	there has not been in the last two years and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect and the Company is in compliance with all provisions of all federal, provincial, local, state and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect;

(43)	each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(44)	Blue Pearl maintains a process designed by, or under the supervision of its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by Blue Pearl’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Blue Pearl; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of Blue Pearl are being made only in accordance with authorizations of management and directors of Blue Pearl; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Blue Pearl’s assets that could have a material effect on the annual financial statements or interim financial statements that will be required to be filed by Blue Pearl following completion of the Offering;

(45)	upon satisfaction of the listing conditions of the TSX, the Subscription Receipts, Common Shares, Warrants and Warrant Shares will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans provided that in the case of the Warrants either (a) they are listed on a prescribed stock exchange (which includes the TSX), or (b) Blue Pearl deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under such plan;

(46)	the operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator or non-governmental authority involving the Company with respect to the Money Laundering Laws is to the best knowledge of Blue Pearl pending or threatened;

(47)	the Company will not directly or indirectly use the proceeds of the Offering contemplated hereby, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person currently subject to any sanctions administered by any Governmental Authority;

(48)	all information which has been prepared by the Company, relating to the Company and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Agents, including the Prospectus and all financial, marketing, sales and operational information provided to the Agents is, as of the date of such information, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(49)	a true copy of the Acquisition Agreement which has been provided to the Agents is, at the date hereof, in full force and effect and unamended; and

(50)	the representations and warranties made to Blue Pearl in the Acquisition Agreement and the shareholder agreement dated as of September 1, 2006 between Blue Pearl and the shareholders of Thompson Creek remain, to the best knowledge of Blue Pearl, true and correct in all material respects as if made on the date hereof with the same force and effect as if made at and as of the date hereof and the representations and warranties made by Blue Pearl in the Acquisition Agreement remain true and correct in all material respects as if made on the date hereof with the same force and effect as if made at and as of the date hereof.
Section 8 Representations and Warranties regarding the Prospectus and any Supplementary Material
(1)	The delivery to the Agents of each of the Offering Documents shall constitute the representation and warranty of Blue Pearl to the Agents that, at the time of such delivery, the Offering Documents (except information and statements contained therein relating solely to, or provided by, the Agents):
(a)	are true and correct in all material respects;

(b)	constitute full, true and plain disclosure of all material facts relating to the Offering; and

(c)	contain no misrepresentations.
(2)	Such delivery referred to in Section 8(1) shall also constitute Blue Pearl’s consent to the use of each of the Offering Documents, as the case may be, by the Agents for the purpose of offering and selling the Subscription Receipts in the Qualifying Jurisdictions in accordance with the Securities Laws as contemplated herein prior to the expiry, full exercise or other termination of the Over-allotment Option.
Section 9 Covenants of Blue Pearl
(1)	Covenants of Blue Pearl
Blue Pearl covenants and agrees with the Agents that Blue Pearl:
(a)	at the respective times of filing each of the Offering Documents will fully comply with the requirements of the Securities Laws;

(b)	immediately following the acceptance of the offer made by the Agents herein, will (i) forthwith prepare and file or cause to be prepared and filed all documents and take or cause to be taken all actions required in order to qualify the Subscription Receipts for distribution to the public in the Qualifying Jurisdictions and for the Underlying Securities and the Warrant Shares to be conditionally listed on the TSX prior to or on the Closing Date, and (ii) make all necessary filings and use its best efforts to obtain all necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement;

(c)	will advise the Agents, promptly after receiving notice thereof, of the time when the Prospectus or any Supplementary Material has been filed and a Final Receipt for the Prospectus has been issued by the Ontario Securities Commission, as the principal regulator of Blue Pearl under the MRRS, and will provide evidence thereof satisfactory to the Agents;

(d)	will, until the end of the distribution of the Subscription Receipts, advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of (i) the issuance of any order suspending or preventing the use of the Prospectus or any Supplementary Material; (ii) the imposition of any cease trading or similar order affecting the Subscription Receipts, the Underlying Securities or any other securities of Blue Pearl; (iii) the institution, threatening or contemplation of any proceeding for any such purpose; or (iv) any request made by any Securities Regulator, or by the SEC or any U.S. State securities commission or authority for amending or supplementing the Prospectus, any Supplementary Material or either of the private placement memorandums dated September 11, 2006 and October 13, 2006 respectively. Blue Pearl will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(e)	during the period ending 90 days after the date of issuance of the Final Receipt by the Ontario Securities Commission, as principal regulator, it will not, directly or indirectly, issue or sell or enter into any agreement to issue or sell any Common Shares or other securities convertible into or exchangeable for Common Shares, or agree to do so, or announce publicly its intention to do so, without having obtained the prior written consent of GMP Securities L.P. and UBS Securities Canada Inc., such consent not to be unreasonably withheld, other than for the purposes of directors’, officers’, employees’ or consultants’ stock options or to satisfy currently outstanding or existing rights, warrants, options, agreements, instruments or other arrangements or the issuance of securities in connection with acquisitions;

(f)	will use its reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws which have such a concept to the date that is five years following the Closing Date provided that this covenant shall not prevent Blue Pearl from completing any transaction which would result in Blue Pearl ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by Blue Pearl and the Co-Lead Agent or the holders of the Common Shares have approved the transaction;

(g)	will use its reasonable best efforts to maintain the listing of the Underlying Securities on the TSX or such other recognized stock exchange or quotation system as the Agents may approve, acting reasonably, to the date that is five years following the Closing Date;

(h)	will use its reasonable best efforts to complete the Acquisition in the manner contemplated by the Acquisition Agreement and the Debt Financing in a manner consistent with the terms thereof and as described in the Prospectus; and

(i)	if (i) the Escrow Release Conditions are satisfied, (ii) the Equity Portion is released to Blue Pearl Subco, and (iii) the Acquisition is not completed by 5:00 p.m. (Toronto time) within 2 business days following the day on which the Equity Portion has been so released, will cause Blue Pearl Subco to return to the Escrow Agent, on or before 5:00 p.m. on such day, an amount equal to the Equity Portion.
Section 10 Agents’ Fees
(1)	In consideration for the Agents’ services in:
(a)	assisting in the preparation of the Offering Documents;

(b)	forming and managing banking, selling or other groups in connection with the distribution of the Subscription Receipts;

(c)	distributing the Subscription Receipts, both directly and through other registered dealers and brokers; and

(d)	all other matters in connection with the issue and sale of the Subscription Receipts;
Blue Pearl agrees to pay to the Agents a fee equal to 4.5% of the aggregate gross proceeds of the Offering (the “Commission”).

(2)	The Commission payable on all Subscription Receipts issued prior to the Escrow Release Conditions being met will be paid to the Agents only at the time that proceeds from the sale of the Subscription Receipts are released to Blue Pearl under the Subscription Receipt Agreement from the escrowed funds so released and the Acquisition has been completed or, in the case where any Option Closing Time occurs after the Escrow Release Conditions have been met, the Commission payable in respect of Common

Shares and Warrants issued at such Option Closing Time shall be paid from the proceeds of the sale of the Underlying Securities.

(3)	In addition to the Commission, Blue Pearl agrees to pay to the Co-Lead Agent a fee equal to 1% of the aggregate gross proceeds of the Offering for providing advisory services in connection with the Acquisition, which fee will be payable regardless of whether the Escrow Release Conditions are met.
Section 11 Closing Procedures
(1)	The issue and sale of the Subscription Receipts shall be completed at the Closing Time and any Option Closing Time at the offices of Blue Pearl’s Canadian Counsel in Toronto, Ontario or at such other place as the Agents and Blue Pearl may agree. At the Closing Time and any Option Closing Time Blue Pearl shall deliver to the Agents certificates evidencing the Subscription Receipts to be purchased in definitive form to be registered as directed by the Co-Lead Agent against payment by the Agents of the purchase price for the Subscription Receipts by wire transfer.

(2)	The Agents agree that Blue Pearl may issue a press release relating to the Offering immediately following the execution of this Agreement provided that the press release is reviewed and approved by the Agents, acting reasonably and in a timely manner, and provided further that such press release prominently states that it is not for distribution in the United States or for dissemination to U.S. newswire services and contains all legends required under U.S. Securities Laws.
Section 12 Expenses
(1)	Blue Pearl agrees to pay all costs, fees, and expenses incidental to the Offering and the performance of this Agreement, whether or not the transactions contemplated herein are consummated, including, without limitation, all costs and expenses incidental to:
(a)	the printing or other publication of all documents contemplated hereby, including, without limitation, all costs of printing of all Offering Documents and any marketing materials, including any “green sheets” or marketing presentation materials;

(b)	all arrangements relating to the delivery to the Agents of copies of the foregoing documents;

(c)	the reasonable expenses relating to the marketing of the Offering, including without limitation, all travel and accommodation expenses and other out-of-pocket expenses incurred in connection therewith; and

(d)	the reasonable fees and disbursements of the Agents’ Canadian Counsel and any other experts or advisors retained by the Agents in connection with the Offering.

Section 13 Conditions of the Agents’ Obligations
The obligations of the Agents under this Agreement shall be subject to the performance by Blue Pearl of its covenants and agreements hereunder and to the satisfaction of the following additional conditions at the Closing Time and any Option Closing Time:
(a)	the Agents shall have received legal opinions dated the Closing Date or the Option Closing Date, as the case may be, from Blue Pearl’s Canadian Counsel and U.S. Counsel addressed to the Agents, relating to the Offering and as to the laws of Canada and the Qualifying Jurisdictions, in form and substance satisfactory to Agents’ Canadian Counsel, acting reasonably, to the effect that:
(i)	Blue Pearl and each of its Subsidiaries exists and has not been dissolved under the laws of its governing jurisdiction and each has all necessary corporate power and capacity to own or lease its property and assets and to carry on its business as now conducted;

(ii)	each of Blue Pearl and Blue Pearl Subco has the necessary corporate power and capacity, and each of them has taken all necessary corporate action, to duly:
(A)	execute, deliver and perform its obligations under each of the Offering Agreements and the Acquisition Agreement;

(B)	create, issue and sell the Subscription Receipts;

(C)	allot, issue and deliver the Common Shares issuable upon the exchange of the Subscription Receipts in accordance with the terms thereof;

(D)	create, allot, issue and deliver the Warrants issuable upon exchange of the Subscription Receipts in accordance with the terms thereof; and

(E)	allot, issue and deliver the Warrant Shares issuable upon exercise of the Warrants in accordance with the terms thereof;
(iii)	each of the Offering Agreements and the Acquisition Agreement has been duly executed and delivered by Blue Pearl and Blue Pearl Subco, as the case may be, and constitutes a legal, valid and binding obligation of Blue Pearl and Blue Pearl Subco, as the case may be, enforceable against it in accordance with its respective terms except as may be limited by the Enforceability Qualifications;
(iv)	each of:

(A)	the execution and delivery of each of the Offering Agreements, the Acquisition Agreement and the fulfilment of the respective terms thereof;

(B)	the issue and sale of the Subscription Receipts and the issue of the Underlying Securities issuable upon the exchange of the Subscription Receipts in accordance with the terms thereof; and

(C)	the issue of the Warrant Shares upon exercise of the Warrants in accordance with the terms thereof;
does not and will not conflict with, result in a breach of, or create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the articles and by-laws of Blue Pearl or Blue Pearl Subco, or any indenture, contract, agreement (written or oral), instrument, lease or other document to which Blue Pearl and/or Blue Pearl Subco is a party or by which it is bound on the Closing Date (and of which such counsel is aware), which might reasonably be expected to adversely affect the business, operations, capital or condition (financial or otherwise) of Blue Pearl and/or Blue Pearl Subco or each of its assets;

(v)	the Subscription Receipts have been issued and are duly authorized, executed and delivered by Blue Pearl and are enforceable against Blue Pearl in accordance with their terms and the terms of the Subscription Receipt Agreement, except as enforcement may be limited by the Enforceability Qualifications, and the holders of Subscription Receipts are entitled to the benefits provided by the Subscription Receipt Agreement;

(vi)	the Common Shares issuable upon exchange of the Subscription Receipts will, upon exchange of the Subscription Receipts in accordance with the terms thereof, be validly issued by Blue Pearl without further action on the part of Blue Pearl and will be outstanding as fully paid and non-assessable Common Shares;

(vii)	the Warrants issuable upon exchange of the Subscription Receipts will, upon exchange of the Subscription Receipts in accordance with the terms thereof, be validly issued by Blue Pearl without further action by Blue Pearl and will be enforceable against Blue Pearl in accordance with their terms and the terms of the Warrant Indenture, except as may be limited by the Enforceability Qualifications, and will be entitled to the benefits provided by the Warrant Indenture;

(viii)	the Warrant Shares issuable upon exercise of the Warrants will, upon exercise of the Warrants in accordance with the terms thereof, including payment of exercise price, be validly issued by Blue Pearl without further action on the part of Blue Pearl and will be outstanding as fully paid and non-assessable Common Shares;

(ix)	the text under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus constitutes an accurate statement of law subject to the assumptions and other qualifications referred to therein;

(x)	all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by Blue Pearl under the Securities Laws to qualify the Subscription Receipts for distribution in each of the Qualifying Jurisdictions through registrants registered under the applicable legislation in the Qualifying Jurisdictions who comply with the relevant provisions of such applicable legislation;

(xi)	the issue and delivery of
(A)	the Underlying Securities to the holders of Subscription Receipts upon exchange thereof pursuant to the terms thereof; and

(B)	the Warrant Shares to the holders of Warrants upon exercise thereof pursuant to the terms thereof;
are exempt from the prospectus and registration requirements of Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations required to be obtained under Securities Laws (other than such as have been filed or obtained) to permit such issue and delivery (subject to the qualifications prescribed by National Instrument 45-102 Resale of Securities);

(xii)	the first trade of the Underlying Securities and the Warrant Shares issued as described in the preceding paragraph is exempt from the prospectus requirements of Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents, order or authorizations required to be obtained under Securities Laws (other than such as have been filed or obtained) to permit such trade (subject to the usual qualifications prescribed National Instrument 45-102 Resale of Securities);

(xiii)	the Subscription Receipts, the Underlying Securities and the Warrant Shares have been conditionally approved for listing on the TSX, subject to Blue Pearl fulfilling the usual requirements of the TSX;

(xiv)	Equity Transfer & Trust Company has been duly appointed as (i) registrar and transfer agent for the Common Shares, (ii) the Warrant Agent, and (iii) the Escrow Agent;

(xv)	the authorized capital of Blue Pearl consists of an unlimited number of Common Shares and an unlimited number of first preferred shares, issuable in series;

(xvi)	Blue Pearl is a reporting issuer in each of the provinces of Canada and is not included in the list of defaulting reporting issuers maintained by the securities commissions in each of the provinces of Canada under the respective securities legislation;

(xvii)	the attributes of the Subscription Receipts, the Underlying Securities and the Warrant Shares are consistent in all material respects with the description thereof in the Prospectus; and

(xviii)	the certificates representing the Subscription Receipts, the Common Shares and Warrants are in proper legal form and comply with the requirements of applicable law and, in the case of the Warrants and the Common Shares, the requirements of the TSX as to the form and content, and such certificates have been duly authorized by Blue Pearl and the registered holders from time to time of such certificates are entitled to the benefits thereof and are subject to the restrictions contained therein.
In giving their opinions, Blue Pearl’s Canadian Counsel shall be entitled to rely exclusively upon the opinions of local counsel as to the matters mentioned above relating to jurisdictions other than Ontario and shall be entitled to rely, as to matters of fact, upon certificates of officers of Blue Pearl, Blue Pearl’s registrar and transfer agent and on certificates of public and stock exchange officials;

(b)	the Agents shall have received an opinion from Blue Pearl’s Quebec counsel to the effect that the laws of the Province of Quebec to the use of the French language have been complied with in connection with the sale of the Subscription Receipts to purchasers in Quebec;

(c)	the Agents shall have received a certificate, or certificates, dated the Closing Date and each Option Closing Date and executed by each of the Chief Executive Officer and the Chief Financial Officer of Blue Pearl, or such other officers of Blue Pearl agreed to by the Co-Lead Agent and Blue Pearl, acting reasonably, on behalf of Blue Pearl, without personal liability, to the effect that:
(i)	a Final Receipt has been issued by the Ontario Securities Commission as the principal regulator of Blue Pearl under the MRRS, and no order suspending or preventing the use of the Prospectus or any Supplementary Material or cease trading the Subscription Receipts or any other securities of Blue Pearl has been issued, and no proceedings for that purpose have been instituted or threatened by any Securities Regulator;
(ii)	subsequent to the respective dates as of which information is given in the Prospectus and any Supplementary Material, there has not been any material adverse change, or any development involving a prospective material adverse change, in the Condition of Blue Pearl or, to the best knowledge of such officers, the Condition of Thompson Creek;

(iii)	subsequent to the respective dates as of which information is given in the Prospectus and any Supplementary Material, no transaction out of the ordinary course of business, material to Blue Pearl and its Subsidiaries on a consolidated basis or to, the best knowledge of such officers, Thompson Creek and its Subsidiaries on a consolidated basis has been entered into by Blue Pearl or, to the best knowledge of Blue Pearl, Thompson Creek or any of their respective Subsidiaries or has been approved by the management of any of them;

(iv)	the representations and warranties of Blue Pearl contained in this Agreement are true and correct in all material respects as of the Closing Date or the Option Closing Date, as the case may be, with the same force and effect as if made at and as of the Closing Time or the Option Closing Time, as the case may be, after giving effect to the transactions contemplated hereby; and

(v)	Blue Pearl has duly complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time or the Option Closing Time, as the case may be;
(d)	in the event of the offering and sale of Subscription Receipts in the United States or to, or for the account or benefit of, a U.S. Person or a person within the United States pursuant to Section 18 hereof, the Agents shall have received an opinion from U.S. Counsel addressed to each of Blue Pearl and the Agents, to the effect that (i) it is not necessary in connection with the offer and sale of the Subscription Receipts to the U.S. Purchasers to register the Subscription Receipts under the 1933 Act, it being understood that no opinion is expressed as to any resale of the Subscription Receipts; and (ii) assuming that the Underlying Securities are issued by Blue Pearl exclusively to U.S. Purchasers in exchange for the Subscription Receipts and no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, no registration of the Underlying Securities under the 1933 Act is required for the issuance of the Underlying Securities by Blue Pearl in the United States, it being understood that no opinion is expressed as to any resale of the Common Shares or Warrants and as to the issuance or resale of the Warrant Shares;

(e)	the Agents shall have received comfort letters of Blue Pearl’s Auditors and Thompson Creek’s Auditors dated the Closing Date and each Option Closing Date in form and substance satisfactory to Agents’ Canadian Counsel, acting reasonably, similar to the comfort letters to be delivered to the Agents pursuant to Section 5(l)(e) hereof, and updated to a date not less than two days prior to the Closing Date or the Option Closing Date, as the case may be;

(f)	the definitive terms of the Subscription Receipts (including the form of the global Subscription Receipt certificate) and the Subscription Receipt Agreement shall be satisfactory to the Agents and the Agents’ Canadian Counsel, acting reasonably;

(g)	the definitive terms of the Warrants (including the form of the global Warrant certificate) and the Warrant Indenture shall be satisfactory to the Agents and the Agents’ Canadian Counsel, acting reasonably;

(h)	the Subscription Receipt Agreement shall have been executed and the gross proceeds from the sale of the Subscription Receipts shall have been deposited into escrow thereunder;

(i)	on the Closing Date, conditional approval for the listing on the TSX shall have been granted in respect of the Subscription Receipts, the Underlying Securities and the Warrant Shares;

(j)	Blue Pearl shall have delivered the definitive certificate or certificates representing the Subscription Receipts; and

(k)	the Agents shall have received from each of the executive officers and directors of Blue Pearl written undertakings in favour of the Agents agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of Blue Pearl owned or controlled, directly or indirectly, by such officers and directors for a period of 90 days following the date of issuance of the Final Receipt by the Ontario Securities Commission, as principal regulator, without the prior written consent of GMP Securities L.P. and UBS Securities Canada Inc. on behalf of the Agents, such consent not to be unreasonably withheld.
Section 14 Indemnification and Contribution
(1)	Blue Pearl will indemnify and save harmless each Agent and each of its respective affiliates, directors, officers, employees, partners and agents (each an “Indemnified Party”) against all losses (other than a loss of profits in connection with the distribution of the Subscription Receipts), claims, damages, liabilities, costs or expenses (collectively, a “Claim”) caused or incurred by reason of.
(a)	any information or statement contained in the Offering Documents, the Preliminary U.S. Private Placement Memorandum or the U.S. Private Placement Memorandum or in any certificate of Blue Pearl delivered pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b)	any omission or alleged omission to state in the Offering Documents, the Preliminary U.S. Private Placement Memorandum or the U.S. Private Placement Memorandum or any certificate of Blue Pearl delivered pursuant to this Agreement, any material fact, whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c)	any of the representations or warranties of Blue Pearl herein provided for being untrue at the date hereof or at the Closing Time or any Option Closing Time;

(d)	the breach by Blue Pearl of any of its covenants herein provided for, any Securities Laws or any U.S. Securities Laws; or

(e)	any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any Securities Regulator, the SEC, any U.S. State securities commission or by any other competent authority in connection with any of the transactions contemplated hereby (other than an order, investigation, or proceeding based solely on the activities or alleged activities of the Agents).
(2)	If any matter or thing contemplated by this Section 14 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party shall notify Blue Pearl as soon as possible of the nature of any Claim, but the omission to so notify Blue Pearl will not relieve Blue Pearl from any liability which it may have to any Indemnified Party under this Section 14, except to the extent that such delay increases the liability of Blue Pearl or prejudices Blue Pearl’s ability to contest such Claim, and, upon such notice, Blue Pearl shall be entitled (but not required) to assume the defence, on behalf of the Indemnified Party, of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably and that Blue Pearl shall bear the fees, costs and expenses of such defence.
(3)	With respect to any Claim, the Indemnified Party shall have the right to retain additional counsel to act on his, her or its behalf, provided the fees and disbursements of such additional counsel shall be paid by the Indemnified Party, unless:
(a)	Blue Pearl and the Indemnified Party shall have mutually agreed to the retention of the additional counsel; or
(b)	the named parties to any Claim (including any added, third or impleaded parties) include both the Indemnified Party, on the one hand, and Blue Pearl, on the other hand, and the Indemnified Party has been advised in writing by his, her or its outside counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.
(4)	In the event that Blue Pearl does not assume the defence of a Claim within 30 days after receiving notice thereof, the Indemnified Party shall have the right to retain his, her or its own legal counsel and Blue Pearl shall bear the reasonable fees, costs and expenses of such counsel.
(5)	The rights of indemnity and contribution contained in this Section 14 shall not enure to the benefit of the Agents or any other Indemnified Party if Blue Pearl has complied with the provisions of Sections 5, 6 and 9(l)(a) hereof and the person asserting any Claim contemplated by this Section 14 was not provided with a copy of any Prospectus or Supplementary Material which corrects any untrue statement or information, misrepresentation or omission which is the basis of such Claim and which is required under the Securities Laws to be delivered to such person by the Agents or members of their Selling Group (if any).

(6)	Blue Pearl hereby waives its right to recover contribution from any of the Agents or any other Indemnified Party with respect to any liability of Blue Pearl by reason of or arising out of any misrepresentation contained in any of the Offering Documents; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of (a) any misrepresentation which is based upon or results from a statement or information relating solely to the Agents contained in such documents; or (b) any failure by the Agents or members of their Selling Group (if any) to provide to purchasers of the Subscription Receipts any documents which Blue Pearl is required to provide to such purchasers which it has provided to the Agents to forward to such purchasers.

(7)	With respect to any Indemnified Party who is not a party to this Agreement, the Agents shall obtain and hold the rights and benefits of this Section 14 in trust for and on behalf of such Indemnified Party.

(8)	If for any reason the indemnification provided for in Section 14 hereof is unavailable, in whole or in part, to an Indemnified Party in respect of any Claim (or claims in respect thereof), subject to the restrictions and limitations referred to herein, Blue Pearl shall contribute the amount paid or payable (or, if such indemnity is available only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses (except for loss of profits in connection with the distribution of the Subscription Receipts), or Claims (or claims in respect thereof):
(a)	such proportion as is appropriate to reflect the relative benefits received by Blue Pearl on the one hand and the Agents on the other hand from the distribution of the Subscription Receipts; or

(b)	if the allocation provided by Section 14(8)(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 14(8)(a) above but also the relative fault of Blue Pearl on the one hand and the Agents on the other hand in connection with the statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 14(l)(b) hereof which resulted in such Claim (or claims in respect thereof), as well as any other relevant equitable considerations.
(9)	The rights to contribution provided herein shall be in addition to and not in derogation of any right to contribution which the Agents may have by statute or otherwise at law.

(10)	The relative benefits received by Blue Pearl on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total proceeds from the distribution of the Subscription Receipts (net of the Commission payable to the Agents but before deducting expenses) received by Blue Pearl are to the Commission received by the Agents, in each case as set forth in the table on the face page of the Prospectus. The Agents shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Commission actually received by the Agents from Blue Pearl. The relative fault of Blue Pearl on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 14(1) hereof which resulted in such Claim (or claims in respect thereof) relates to information supplied by or steps or actions taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in Section 14(1) hereof. The amount paid or payable by an Indemnified Party as a result of a Claim (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim (or claims in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

(11)	If any provision of this Section 14 is determined to be void, voidable or unenforceable, in whole or in part, such determination shall not affect or impair or be deemed to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.
Section 15 Survival
(1)	The respective representations, warranties, agreements, covenants, indemnities and contribution obligations of Blue Pearl and the Agents set forth in this Agreement shall survive the Closing Date and all Option Closing Dates for a period of three years and remain in full force and effect regardless of: (i) any investigation made by or on behalf of Blue Pearl, the Agents or any of their respective officers or directors; (ii) delivery of and payment for the Subscription Receipts; and (iii) any subsequent disposition by the Agents of the Subscription Receipts.

(2)	The provisions of Section 15(1) shall not apply if the Agents do not obtain purchasers to purchase any of the Subscription Receipts. In such circumstances, there shall be no further liability of Blue Pearl to the Agents under the terms of this Agreement except in respect of any liability which may have arisen or may thereafter arise under Section 12 or Section 14.
Section 16 Termination
(1)	In addition to any other remedies which may be available to the Agents, any Agent shall be entitled, without liability, at such Agents’ sole discretion, to terminate and cancel such Agents’ obligations under this Agreement by notice to Blue Pearl given prior to the Closing Time or any Option Closing Time, if applicable, if, at or prior to the Closing Time or any Option Closing Time, if applicable:

(a)	there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal), other than any inquiry, action, suit, investigation or other proceeding based on alleged activities of the Agents, or any order is issued by any governmental authority, other than an order based on the alleged activities of the Agents, or any law or regulation is promulgated, changed or announced, which, in the sole opinion of the Agents (or any of them), could reasonably be expected to prevent or materially restrict the trading in or the distribution of the Subscription Receipts, the Underlying Securities or any other securities of Blue Pearl or would be expected to have a material adverse effect on the market price or value of the Subscription Receipts or the Underlying Securities;

(b)	there should develop, occur or come into effect or existence, any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any law, action, regulation or other occurrence of any nature whatsoever which, in the sole opinion of the Agents (or any of them), materially adversely affects, or could reasonably be expected to materially adversely affect, financial markets generally or the Condition of Blue Pearl or the Condition of Thompson Creek;

(c)	there should occur any material adverse change (actual, anticipated, contemplated or threatened, financial or otherwise) in the Condition of Blue Pearl or the Condition of Thompson Creek or any adverse change in any material fact such as is contemplated in Section 6 hereof (other than a change related solely to the Agents) or the Agents become aware of any undisclosed material information, which, in the sole opinion of the Agents (or any of them), could be expected to have a material adverse effect on the market price or value of the Subscription Receipts or the Underlying Securities;

(d)	the state of the financial markets is such that, in the sole opinion of any of the Agents, the Subscription Receipts cannot be profitably marketed;

(e)	there is any inquiry, action, suit, proceeding or investigation (whether formal or informal, instituted, announced or threatened) in relation to Blue Pearl which operates to prevent or restrict the issuance or trading of the Common Shares or any other securities of Blue Pearl or materially adversely affects or will materially adversely affect the market price or value of the Common Shares or any other securities of Blue Pearl; or

(f)	Blue Pearl is in breach of any term, condition, covenant or agreement contained in this Agreement or any representation or warranty given by Blue Pearl in this Agreement is or becomes untrue, false or misleading;
then any of the Agents shall be entitled, at its option in accordance with Section 16(2), to terminate its obligations under this Agreement in respect of any Subscription Receipts not then purchased under this Agreement by written notice to that effect given to Blue Pearl at any time prior to the Closing Time or the then relevant Option Closing Time.

(2)	The rights of termination contained in this Section 16 may be exercised by the Agents (or any of them) and are in addition to any other rights or remedies the Agents (or any of them) may have in respect of any default, act or failure to act or non-compliance by Blue Pearl in respect of any of the matters contemplated by this Agreement or otherwise. A notice of termination given by an Agent under this Section 16 shall not be binding, upon the other Agents.
Section 17 Due Diligence
Prior to the filing of the Prospectus and any Supplementary Material, Blue Pearl shall allow the Agents to participate fully in the preparation of the Prospectus and such Supplementary Material, respectively, and shall allow the Agents up until the Closing Time and any Option Closing Time to conduct all due diligence investigations which the Agents may reasonably require in order to enable the Agents to responsibly execute the certificate required to be executed by the Agents in the Prospectus and any Supplementary Material and in order to enable the Agents to fulfil their obligations.
Section 18 United States Offers and Sales
(1)	Each Agent represents, warrants and covenants to Blue Pearl that any offer or sale of the Subscription Receipts will be made on the terms and subject to the conditions of this Section 18. In return, Blue Pearl hereby represents, warrants, covenants and agrees to and with the Agents that:
(a)	the Company is a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Subscription Receipts, the Warrants or the Common Shares; and

(b)	during the period in which the Subscription Receipts are offered for sale, neither it, its subsidiaries, nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any Directed Selling Efforts in the United States, or (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Subscription Receipts in the United States.
(2)	Each Agent acknowledges that the Subscription Receipts, the Underlying Securities and the Warrant Shares have not been and will not be registered under the 1933 Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act. Accordingly, each Agent represents, warrants and covenants to Blue Pearl that, in connection with all sales of the Subscription Receipts in the United States or to, or for the account or benefit of, a U.S. Person:
(a)	it has not offered and sold, and will not offer and sell, any Subscription Receipts except (i) in an offshore transaction in accordance with Rule 903 of Regulation S or (ii) within the United States or to, or for the account or benefit of, a U.S. Person or person within the United States as provided in paragraphs (b) through

(m) below. Accordingly, neither the Agents, its affiliates nor any persons acting on its or their behalf has made or will make (except as permitted in paragraphs (b) through (m) below) (i) any offer to sell or any solicitation of an offer to buy any Subscription Receipts to any person in the United States or to, or for the account or benefit of, a U.S. Person or person within the United States, (ii) any sale of Subscription Receipts to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or such Agent, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts in the United States with respect to the Subscription Receipts;

(b)	it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Subscription Receipts, except with its affiliates, any selling group members or with the prior written consent of Blue Pearl;

(c)	it shall require each selling group member to agree, for the benefit of Blue Pearl, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Section 18 as apply to such Agent as if such provisions applied to such selling group member;

(d)	all offers and sales of Subscription Receipts in the United States shall be made through the Agents’ U.S. registered broker-dealer affiliates in compliance with all applicable U.S. broker-dealer requirements;

(e)	offers and sales of Subscription Receipts in the United States or to U.S. Persons shall not be made by any form of General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act;

(f)	any offer, sale or solicitation of an offer to buy Subscription Receipts that has been made or will be made in the United States or to U.S. Persons was or will be made only to Institutional Accredited Investors that are exempt, or in transactions that are exempt, from registration under applicable state securities laws;

(g)	all offers and sales of the Subscription Receipts in the United Sates shall be made to a maximum of 100 Institutional Accredited Investors, not including “qualified institutional buyers” as defined in Rule 144A under the 1933 Act;

(h)	each purchaser within the United States or who is a U.S. Person or is purchasing for the account or benefit of a person within the United States or a U.S. Person shall purchase Subscription Receipts in an aggregate amount, and if such purchaser is purchasing for the account of another such person, each such other person shall purchase Subscription Receipts in an aggregate amount, of not less than US$75,000;

(i)	prior to completion of any sale of Subscription Receipts in the United States or to a U.S. Person or for the account or benefit of a person in the United States or a U.S. Person, each such purchaser thereof will be required to execute a Purchaser’s Letter in the form attached as Schedule C to this Agreement;

(j)	it will deliver, prior to the purchase, a copy of the U.S. Private Placement Memorandum to each person in the United States, U.S. Person and person purchasing for the account or benefit of a person within the United States or a U.S. Person purchasing Subscription Receipts from it, and no other written material will be used in connection with the offer or sale of the Subscription Receipts in the United States;

(k)	the Agent, acting through its U.S. broker-dealer affiliate, has offered and will offer the Subscription Receipts in the United States only to offerees with respect to which such Agent, immediately prior to transmitting the U.S. Private Placement Memorandum, has reasonable grounds to believe and did believe are Institutional Accredited Investors;

(1)	at least one business day prior to the Closing Date and each Option Closing Time, it will provide the Escrow Agent with a list of all purchasers of the Subscription Receipts in the United States, or who are U.S. Persons or are purchasing for the account or benefit of persons in the United States or U.S. Persons; and

(m)	at the Closing Time and any Option Closing Time it, together with its U.S. affiliate selling Subscription Receipts in the United States, will provide a certificate, substantially in the form of Schedule D to this Agreement, relating to the manner of the offer and sale of the Subscription Receipts in the United States, to U.S. Persons or for the account or benefit of persons in the United States or U.S. Persons.
Section 19 Post Closing Covenants of the Agents
The Agents shall after the Closing Time and the last Option Closing Time, if applicable, (a) use their best efforts to terminate, and to cause the members of any Selling Group to terminate, distribution to the public of the Subscription Receipts as promptly as possible; and (b) give prompt written notice to Blue Pearl, with a copy to Blue Pearl’s Canadian Counsel, when, in the opinion of the Agents, they and the members of such Selling Group have ceased distribution to the public of the Subscription Receipts and of the total proceeds realized from such distribution in each of the respective Qualifying Jurisdictions in which such information is or may be required by the appropriate Securities Regulators.
Section 20 Notices
(1)	All communications hereunder shall be in writing and shall be faxed or delivered, and shall, in the case of notice to Blue Pearl, be addressed and sent to:

Blue Pearl Mining Ltd.
6 Adelaide Street East
Suite 500
Toronto, ON M5C 1H6
Attention: Ian J. McDonald
Fax No.: (416) 367-0182
With a copy addressed to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2
Attention: Paul M. Stein
Fax: (416) 350-6949
And in the case of notice to the Agents, be addressed and sent to:
GMP Securities L.P.
145 King Street West
Suite 300
Toronto, ON M5H 1J8
Attention: Mark Wellings
Fax: (416) 943-6160
With a copy addressed and sent to:
Goodman and Carr LLP
Suite 2300, 200 King Street West
Toronto, ON M5H 3W5
Attention: Jay Goldman
Fax: (416) 595-0567
(2)	The parties may change their respective addresses and facsimile numbers for notice by notice given in the manner aforesaid. Any such notification shall be deemed to be effective when faxed or delivered, if sent by facsimile or delivered to the recipient on a business day and before 3:00 p.m. (local time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time) on the next following business day.
Section 21 Right of First Refusal
The Co-Lead Agent shall have a right of first refusal to act as the Co-Lead Agent with a syndicate of investment dealers to be agreed upon by Blue Pearl and the Co-Lead Agent, with the Co-Lead Agent retaining a minimum of 50% of that syndicate, in any equity financing related to the Acquisition or subsequent to the completion of the Acquisition for the repayment in whole or in part of debt related to the Acquisition (hereinafter referred to, in each case, as a “Proposed Offering”) where an investment dealer or advisor is involved or would be involved or proposes to be involved, during the period ending January 13, 2008. The Co-Lead Agent shall have a period of ten days from the date of receipt of written notice from Blue Pearl of any Proposed Offering, in which notice Blue Pearl shall set forth in reasonable detail the terms of the Proposed Offering, to provide written notice to Blue Pearl that the Co-Lead Agent intends to exercise its right of first refusal granted herein. If the Co-Lead Agent does not give written notice within such ten day period, it shall be deemed to have waived its right in respect of such Proposed Offering. Should the Co-Lead Agent fail, or be deemed to fail, to give notice within ten days of the receipt of Blue Pearl’s notice, Blue Pearl may then make other arrangements to engage another source to obtain financing on terms no less favourable to Blue Pearl than as set out in the written notice for a period of 60 days thereafter. The Co-Lead Agent’s waiver of its right in respect of any one or more Proposed Offerings will not constitute a waiver of its right of first refusal in respect of any other Proposed Offering. If another source is not engaged in connection with a Proposed Offering where the Co-Lead Agent waives or is deemed to have waived its right of first refusal within 60 days following the date on which the ten day period set forth above expires, the Proposed Offering shall be deemed to be a new transaction requiring Blue Pearl to give written notice to the Co-Lead Agent as set forth above.
Section 22 Allocation
Sale of the Subscription Receipts will be allocated to the Agents as follows:

GMP Securities L.P.	40.0%
UBS Securities Canada Inc.	40.0%
Canaccord Capital Corporation	8.0%
Orion Securities Inc.	5.0%
Blackmont Capital Inc.	3.5%
Dundee Securities Corporation	2.0%
Toll Cross Securities Inc.	1.5%
Section 23 Successors
This Agreement shall enure to the benefit of, and shall be binding upon, the Agents and Blue Pearl and their respective successors and legal representatives and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person.
Section 24 Applicable Law
The validity and interpretation of this Agreement, and the terms and conditions set forth herein, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any suit, action or proceeding against any party hereto or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario and each party hereto hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each party hereto irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.
Section 25 Counterparts
This Agreement may be executed in two or more counterparts, by original or facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 26 Time of Essence
Time shall be of the essence of this Agreement.
Section 27 Authority of Co-Lead Agent
The Co-Lead Agent is hereby authorized by each of the other Agents to act on its behalf and Blue Pearl shall be entitled to and shall act on any notice given in accordance with this Agreement or any agreement entered into by or on behalf of the Agents by the Co-Lead Agent which represents and warrants that it has irrevocable authority to bind the Agents, except in respect of any consent to a settlement pursuant to Section 14, which consent shall be given by the Indemnified Party, or a notice of termination pursuant to Section 16, which notice may be given by any of the Agents. The Co-Lead Agent shall consult with the other Agents concerning any matter in respect of which it acts as representative of the Agents.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance by signing in the space provided therefor below and return this agreement to us whereupon this letter as so accepted shall constitute a binding agreement among us in accordance with the foregoing.

Yours very truly,

GMP SECURITIES L.P.

Per:	/s/ Mark Wellings

Name: Mark Wellings
Title: Director

UBS SECURITIES CANADA INC.

Per:	/s/ David Shaver

Name: David Shaver
Title: Executive Director

CANACCORD CAPITAL CORPORATION

Per:	/s/ Ali Pejman

Name: Ali Pejman
Title: Vice-President, Investment Banking

ORION SECURITIES INC.

Per:	/s/ Ron D’Ambrosio

Name: Ron D’Ambrosio
Title: Vice-President

BLACKMONT CAPITAL INC.

Per:	/s Rick Vernon

Name: Rick Vernon
Title: Director

DUNDEE SECURITIES CORPORATION

	Per:	/s/ Richard M. Cohen

Name: Richard M. Cohen
Title: Senior Vice-President and Director

TOLL CROSS SECURITIES INC.

	Per:	/s/ Mark N.J. Ashcroft

Name: Mark N.J. Ashcroft
Title: Managing Director, Investment Banking

Accepted as of October 13, 2006

BLUE PEARL MINING LTD.

	Per:	/s/ Ian McDonald

Name: Ian McDonald
Title: Chairman and Chief Executive Officer

SCHEDULE A
MATERIAL SUBSIDIARIES OF BLUE PEARL

Name of Subsidiary	Percent Ownership
Blue Pearl Mining Inc.	100%
Blue Pearl USA Ltd.	100%

SCHEDULE B
MATERIAL SUBSIDIARIES OF THOMPSON CREEK

Name of Subsidiary	Percent Ownership
Thompson Creek Mining Co.	100%
Langeloth Metallurgical Company LLC	100%
Cyprus Thompson Creek Mining Company	100%
Thompson Creek Mining Ltd.	100%

SCHEDULE C
U.S. Purchaser’s Letter
Blue Pearl Mining Ltd.
5th Floor, 6 Adelaide Street East
Toronto, ON
Canada M5C 1H6
-and-

GMP Securities L.P.	UBS Securities LLC
145 King Street West, Suite 1100	299 Park Avenue
Toronto, ON	New York, NY
Canada M5H 1J8	United States of America 10171
Re: Purchase of Subscription Receipts of Blue Pearl Mining Ltd.
Ladies and Gentlemen:
In connection with its agreement to purchase subscription receipts (“Subscription Receipts”) of Blue Pearl Mining Ltd. (the “Company”), wherein each Subscription Receipt consists of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”), the undersigned represents, warrants and covenants to you as follows:
(a)	it is authorized to consummate the purchase of the Subscription Receipts;

(b)	it understands that the Subscription Receipts, Common Shares, Warrants and common shares issuable upon exercise of the Warrants (“Warrant Shares”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any applicable state securities laws and that the offer and sale of Subscription Receipts to it is being made in reliance on a private placement exemption to institutional “accredited investors” (as such term is defined on Annex A hereto, “Institutional Accredited Investors”);

(c)	it has received a copy, for its information only, of the Canadian final short form prospectus, together with a U.S. placement memorandum, relating to the offering in the United States of the Subscription Receipts, and it has had access to such additional information, if any, concerning the Company as it has considered necessary in connection with its investment decision to acquire the Subscription Receipts;

(d)	it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Subscription Receipts and is able to bear the economic risks of such investment;

(e)	it is an Institutional Accredited Investor or, if the Subscription Receipts are to be purchased for one or more accounts (“investor accounts”) for which it is acting as a fiduciary or agent, each such investor account is an Institutional Accredited Investor on a like basis;

(f)	it is acquiring the Subscription Receipts for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment and not with a view to any resale, distribution or other disposition of the Subscription Receipts, Common Shares, Warrants or Warrant Shares in violation of United States securities laws or applicable state securities laws. It is purchasing Subscription Receipts having an aggregate purchase price of at least CDN$50,000 for its own account or for one or more accounts as to which it exercises sole investment discretion and each such account is purchasing Subscription Receipts having such an aggregate purchase price;

(g)	it acknowledges that it has not purchased the Subscription Receipts as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h)	it agrees that if it decides to offer, sell or otherwise transfer any of the Subscription Receipts, Common Shares, Warrants or Warrant Shares, such Common Shares, Warrants or Warrant Shares may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in compliance with the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and, the undersigned has therefore furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect;

(i)	it understands and acknowledges that upon the original issuance of the Subscription Receipts, Common Shares, Warrants or Warrant Shares and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares, Warrants or Warrant Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS INCLUDE “AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS”]

HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO BLUE PEARL MINING LTD. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”;

provided, that if securities are being sold under paragraph (h)(ii) above, and provided that the Company is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Equity Transfer & Trust Company, as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Company may prescribe from time to time); and provided further, that, if any such securities are being sold under paragraph (h)(iii) above, the legend may be removed by delivery to Equity Transfer & Trust Company and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(j)	it understands that the exercise of the Warrants is subject to specific restrictions and conditions and agrees to comply with such restrictions and conditions as more fully detailed in the warrant exercise form;

(k)	it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Common Shares, Warrants or Warrant Shares in order to implement the restrictions on transfer set forth and described herein;

(1)	it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares, Warrants or Warrant Shares in the United States;

(m)	it understands and acknowledges that the Company is not obligated to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act;

(n)	if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Company in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares, Warrants or Warrant Shares; and

(o)	it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Agents and the U.S. Agents in determining its eligibility to purchase the Subscription Receipts.
The undersigned understands and acknowledges that the representations, warranties and agreements contained herein are made by it with the intent that they may be relied upon by you in determining its eligibility to purchase the Subscription Receipts. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true at the closing time with the same force and effect as if they had been made by it at the closing time and that they shall survive the purchase by it of the Subscription Receipts and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Subscription Receipts.
You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
Execution by the Subscriber:
EXECUTED by the undersigned subscriber this                      day of                     , 2006.

Number of Subscription Receipts	Total Subscription Price
(Number of Subscription Receipts x Cdn.$5.50)

by:

Authorized Signatory	(Subscriber’s Address)

Name of the Subscriber (please print)	(Telephone Number)

Name and Official Capacity or Title	(Facsimile Number)
of Authorized Signatory (please print)

Registration Instructions (if other than in name of Subscriber):	Certificate Delivery Instructions (if other than the address above):

Name and Address (as it should appear on the certificates)	Address

Account reference, if applicable	Account reference, if applicable

Address of Intermediary	Contact Name

( )

Telephone Number

ANNEX A
DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR
“Accredited Investor” means any entity which comes within any of the following categories:
(1)	Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501 (a) of Regulation D);

(2)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3)	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4)	Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	EQUITY TRANSFER & TRUST COMPANY
as registrar and transfer agent
for Common Shares and Warrants of
BLUE PEARL MINING LTD.
c/o Equity Transfer & Trust Company
Suite 420, 120 Adelaide Street West
Toronto, Ontario
Canada M5H 4C3
The undersigned (a) acknowledges that the sale of the securities of BLUE PEARL MINING LTD. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an affiliate of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States or to a U.S. person and either (A) at the time the buy order was originated, the buyer was outside the United States and was not a U.S. person, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States and was not a U.S. person, or (B) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States or a U.S. person, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:	Name of Seller

By:
Name:
Title:

SCHEDULE D
AGENTS’ CERTIFICATE
In connection with the private placement of Subscription Receipts (the “Subscription Receipts”) of Blue Pearl Mining Ltd. (the “Company”), with U.S. institutional investors (the “U.S. Private Placees”) pursuant to U.S. Purchaser’s Letters dated as of      , 2006, and pursuant to the Agency Agreement dated       , 2006 among the Company and the Agents (the “Agents”), the undersigned [insert name of Agent] (the “Agent”) and [insert name of US broker-dealer affiliate of Agent], in its capacity as placement agent in the United States for the Agent (the “U.S. Placement Agent”), do hereby certify that:
(1)	the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(2)	all offers and sales of the Subscription Receipts in the United States were made to a maximum of 100 institutional “accredited investors” (as defined below), not including “qualified institutional buyers” as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), by all Agents and their respective placement agents in the United States;

(3)	all offers and sales of the Subscription Receipts in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(4)	each offeree was provided with a copy of the U.S. Private Placement Memorandum, and no other written material was used in connection with the offer or sale of the Subscription Receipts in the United States;

(5)	immediately prior to our transmitting the U.S. Private Placement Memorandum to such U.S. Private Placees, we had reasonable grounds to believe and did believe that each U.S. Private Placee was an institutional “accredited investor” as defined in Rule 501(a)(l), (2), (3), or (7) under U.S. Securities Act, and, on the date hereof, we continue to believe that each U.S. Private Placee is an institutional “accredited investor” within the meaning of Regulation D under the U.S. Securities Act (“Regulation D”);

(6)	no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Subscription Receipts in the United States or to U.S. Persons; and

(7)	prior to any sale of Subscription Receipts in the United States, we caused each U.S. Private Placee to sign a U.S. Purchaser’s Letter containing representations, warranties and agreements to the Company substantially similar to those set forth in Schedule C to the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.
Dated this                      day of                     , 2006.

[name of Agent]	[name of US broker-dealer affiliate of Agent]

By:	By:
Name:	Name:
Title:	Title:

SCHEDULE E
OUTSTANDING CONVERTIBLE SECURITIES OF BLUE PEARL
1. 5,555,674 warrants exercisable for 5,555,674 Common Shares at prices ranging from $0.70 to $2.85 per Common Share and expiring between March 22, 2007 and April 5, 2008; and
2. 3,306,000 options exercisable for 3,306,000 Common Shares at prices ranging from $0.15 to $2.94 per Common Share and expiring between October 29, 2006 and March 17, 2011.
G&C Client — 1140699 v8 Agency Agreement — Draft